Exhibit 12.1
Ratio of Earnings to Fixed Charges

	For the years ended December 31,					Six Months
	2006	2005	2004	2003	2002	2007
Fixed Charges:
Interest Expense (1)	14,513	9,796	2,817	579	278	7,570
Preferred Stk Dividend	—	—	—	—	—	—
Capitalized Interest	4,650	2,912	883	451	619	2,763

Total	19,163	12,708	3,700	1,030	897	10,333

Earnings:
Pre-Tax Income	38,590	33,894	24,859	4,481	3,595	32,855
Fixed Charges	19,163	12,708	3,700	1,030	897	10,333
Less:
Capitalized Interest	(4,650)	(2,912)	(883)	(451)	(619)	(2,763)

Total	53,103	43,690	27,676	5,060	3,873	40,425

Ratio	2.77	3.44	7.48	4.91	4.32	3.91

(1)	2005 interest expense excludes $2.6 million of deferred financing costs that were written off in connection with terminated credit facilities.